FIRST MAJESTIC
SILVER CORP.

07022379

March 22, 2007

SUPPL

VIA MAIL

SECURITIES & EXCHANGE COMMISSION
450 Fifth Street NW
Washington, DC, USA 20549

Dear Sir:

Re: First Majestic Silver Corp. (the "Company")
- Rule 12g3-2(b) Filings
- File No. 82-34833

Please find enclosed a copy of the Company's news release dated March 21, 2007 for your files.

Trusting the foregoing is satisfactory. Please do not hesitate to contact me if you have any questions.

Yours truly,

FIRST MAJESTIC SILVER CORP.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

Per:

Karen Liu
Corporate Controller

/kl
Encls.

dw 4/9

Suite 1480, 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Phone: 604.688.3033 | Fax: 604.601.2010 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

FIRST MAJESTIC SILVER CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, B.C., Canada V6C 3E8
Telephone: (604) 688-3033 Fax: (604) 601-2010
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

---

NEWS RELEASE

TSX Venture Exchange – FR
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

March 21, 2007

First Majestic Silver Corp. Announces $40 Million Unit Offering

FIRST MAJESTIC SILVER CORP. (FR-V) is pleased to announce that it has entered into an agreement with several Canadian underwriters (the "Underwriters") pursuant to which the Underwriters have agreed to purchase 8 million Units on an underwritten basis, at a price of $5.00 per Unit (the "Issue Price") for aggregate proceeds to First Majestic Silver Corp. of $40 million. The Underwriters have the option to purchase an additional 15% of the Offering at the Issue Price at any time prior to the closing date. Each Unit will entitle the holder to acquire one common share and one-half of one share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $6.50 for a period of 18 months from the date of closing. The Underwriters will receive a commission of 5.5% of the gross proceeds of the offering at closing. The offering is scheduled to close on or about April 12th, 2007 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the TSX Venture Exchange.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For further information contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer
President & CEO

END